November 15, 2024

Shy Datika
Chief Executive Officer
INX Limited
Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA

       Re: INX Limited
           Form 6-K filed November 15, 2022
           File No. 000-56429
Dear Shy Datika:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Mark Selinger